

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE



TSX-V:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES CLOSES $30,000 PRIVATE PLACEMENT

THURSDAY, JULY 3, 2003, VANCOUVER, BC — Kelso Technologies (TSX-V:KLS) is pleased to announce that further to the Company's news release dated June 9, 2003, the Company has closed its private placement in respect of 250,000 common shares at a price of $0.12 per share for total proceeds of $30,000. The Placee was also granted non-transferable warrants to purchase up to an additional 187,500 common shares for a period of two years at a price of $0.16 per share. These securities are subject to various hold periods expiring after July 2, 2004.

More information is available at the Company's website www.kelsotech.com. Our Investor Relations Dept. can be reached by telephone at 1-866-535-7685 (toll-free) or 1-604-878-7600 or by email to investor-relations@kelsotech.com.

"John L. Carswell"
John L. Carswell, Director


SEC MAIL PROCESSING
RECEIVED
JUL 21 2003
WASH. D.C.

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com Email: investor-relations@kelsotech.com

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V:KLS

FOR IMMEDIATE RELEASE

KELSO TECHNOLOGIES CLOSES $30,000 PRIVATE PLACEMENT

THURSDAY, JULY 3, 2003, VANCOUVER, BC — Kelso Technologies (TSX-V:KLS) is pleased to announce that further to the Company's news release dated June 9, 2003, the Company has closed its private placement in respect of 250,000 common shares at a price of $0.12 per share for total proceeds of $30,000. The Placee was also granted non-transferable warrants to purchase up to an additional 187,500 common shares for a period of two years at a price of $0.16 per share. These securities are subject to various hold periods expiring after July 2, 2004.

More information is available at the Company's website www.kelsotech.com. Our Investor Relations Dept. can be reached by telephone at 1-866-535-7685 (toll-free) or 1-604-878-7600 or by email to investor-relations@kelsotech.com.

"John L. Carswell"
John L. Carswell, Director


SEC MAIL
PROC
RECEIVED
JUL 21 2003
WASH, D.C.

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com Email: investor-relations@kelsotech.com